Morgan Stanley & Co. LLC

September 18, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall, Assistant Director
Division of Corporate Finance

Re:	Oasis Midstream Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-217976)

Ladies and Gentlemen:

As representative of the several underwriters of the Partnership’s proposed initial public offering of up to 8,625,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. Washington, D.C. time, on September 20, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated September 11, 2017, through the date hereof:

Preliminary Prospectus dated September 11, 2017:

230 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as sole representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC
As Sole Representative of the Several Underwriters

By:	/s/ Daniel E. Welch
Name: Daniel E. Welch
Title: Vice President

[Signature Page to Acceleration Request]